Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

           Attention Business Editors:
           Westport Heavy-Duty Engine Receives 2010 U.S. EPA Certification

           VANCOUVER, July 6 /CNW/ - Westport Innovations Inc.
(TSX:WPT/NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced that the Westport GX 2010 15L engine has been certified by the U.S. Environmental Protection Agency (EPA) to
2010 emissions compliance. The GX engine is certified and compliant to U.S.
EPA 2010 emission limits of 0.2 g/bhp-hr oxides of nitrogen (NOx) and 0.01
g/bhp-hr particulate matter (PM) without the use of emissions credits. Adding to the U.S. certification, Australia's Department of Infrastructure,
Transport, Regional Development and Local Government has certified the
Westport GX engine in compliance with the Australian Design Rules (ADR) 80/03, which takes effect for all heavy-duty truck models starting January 2011.
           "With EPA certification, Westport's GX engine meets the most stringent current North American emissions standards, in addition to providing fleets the energy security and robust performance the GX is known for," said Jonathan
Burke, Vice President of GX Sales & Market Development at Westport. "2010
trucks with the Westport GX engine, now available for sale to interested customers in North America, will have superior fuel economy while maintaining high reliability and performance."

           About Westport HD

           The Westport HD System offers class-leading performance for heavy-duty on-road Class 8 trucks and allows trucking fleets to move to lower-cost, domestically available and low-carbon natural gas and/or biogas. The Westport
HD System features the Westport GX 15L engine - based on the Cummins ISX diesel engine with cooled exhaust gas recirculation - and Westport's liquefied natural gas (LNG) fuel system (LNG fuel tanks, proprietary Westport fuel injectors, cryogenic fuel pumps) to ensure robust performance and reliable operation. The Westport GX is available in power ratings of 400-475hp and torque ratings of 1450-1750 lb/ft. Factory installation of the GX is available in both Kenworth and Peterbilt tractors. For more information, please visit:
www.westport-hd.com

           About Westport Innovations Inc.

           Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. The Westport HD System, comprised of the GX engine and LNG system for heavy-duty Class 8 trucks, offers class-leading emissions and allows trucking fleets to move to lower-cost, domestically available natural gas. Cummins Westport Inc., Westport's joint venture with
Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's joint venture with Weichai Power focuses on the development and commercialization of Weichai engines with Westport HD
Systems. Westport's Juniper Engines Inc. offers light-duty LPG and natural gas engine solutions for industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at
www.westport.com, or follow us on Twitter (at)WestportWPRT.

           Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, including statements relating to the production, efficiency, performance, emissions, benefits, timing, systems and processes and demand for products, which are based on Westport's estimates, forecasts and projections.
These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control and are discussed in Westport's most recent Annual Information Form and filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

           %SEDAR: 00004375E %CIK: 0001370416

           /For further information: Darren Seed, Vice President, Investor Relations
& Communications, Westport Innovations Inc., Phone: 604-718-2046, Email:
invest(at)westport.com/
           (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 08:00e 06-JUL-10